News Release Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, UT 84145-0433

April 27, 2016
(N)
NYSE:STR
16-08

Contact:    Tony Ivins
Business:    (801) 324-5218
Media:        Chad Jones
Business:    (801) 324-5495

Questar Chairman, President and CEO Ron Jibson to retire upon close of Dominion Resources merger

SALT LAKE CITY -- Questar Corporation’s (NYSE:STR) board of directors today announced that Chairman Ronald W. Jibson intends to retire upon the completion of the company’s merger with Dominion (NYSE:D). Jibson also serves as president and chief executive officer of the Salt Lake City-based integrated energy company, which announced on Feb. 1, 2016, it is combining with Virginia-based Dominion. Subject to shareholder and regulatory approvals, the transaction is expected to be completed during 2016.
Jibson will retire as Questar’s chairman after serving since July 2012. He has been Questar’s president and CEO since July 2010. Prior to that, he was an executive vice president of the corporation and president of its utility subsidiary, Questar Gas Company, which serves about 1 million customers in Utah, southern Idaho and southwestern Wyoming. Jibson has held several Questar executive and management positions since starting with the company as a design engineer in 1980.
“On behalf of Questar’s board and shareholders, I’d like to thank Ron for his years of service as Questar’s chairman and CEO, and for his long career with Questar, which he has been instrumental in building into one of the nation’s premier energy firms,” said Harris H. Simmons, Questar’s lead director and Zions Bancorporation’s chairman and CEO. “Ron has led Questar with great integrity, and he’s been both a driving force for economic development and a deeply engaged community leader in the Intermountain West.”
“It’s been the opportunity of a lifetime to help lead Questar over the past several years,” Jibson said. “I’m proud to have worked with employees who have so successfully operated one of the nation’s most respected energy companies. The fact that another top-tier company sees the benefits of combining forces is evidence of their hard work. I look forward to helping complete our combination with Dominion, and I’m confident it will be great for our customers, employees, shareholders and the communities we serve.”
“Ron is widely admired for his distinguished record of leadership at Questar, the energy industry and the community,” said Thomas F. Farrell II, chairman, president & CEO of Dominion. “He has worked tirelessly and with the highest level of integrity throughout his career to achieve outstanding results while holding true to the public service tradition of our business. We at Dominion feel honored to work with Ron on our historic business combination and we wish him all the best as he moves to the next chapter in his life.”

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About Questar Corporation
Questar is a Rockies-based integrated natural gas company, operating through three principal subsidiaries: Questar Gas Company provides retail natural gas distribution in Utah, Wyoming and Idaho; Wexpro Company develops and produces natural gas from cost-of-service reserves for Questar Gas customers; and Questar Pipeline Company operates interstate natural gas pipelines and storage facilities in the western U.S. and provides other energy services.

About Dominion
Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 24,300 megawatts of generation, 12,200 miles of natural gas transmission, gathering and storage pipeline, and 6,500 miles of electric transmission lines. Dominion operates one of the nation's largest natural gas storage systems with 933 billion cubic feet of storage capacity and serves utility and retail energy customers in 14 states. For more information about Dominion visit the company's website at www.dom.com.

Additional information and where to find it
This communication may be deemed to be solicitation material in respect of the merger of Questar and a subsidiary of Dominion. In connection with the merger, Questar filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on April 5, 2016 and intends to file other relevant materials with the SEC. Investors of Questar are urged to read the definitive proxy statement and other relevant documents carefully and in their entirety because they contain important information about Dominion, Questar, the merger and related matters. Investors may obtain a free copy of these materials and other documents filed by Questar with the SEC at the SEC’s website at www.sec.gov, at Questar’s website at www.questar.com or by sending a written request to Questar at Questar Corporation, Corporate Secretary, 333 South State St., P.O. Box 45433, Salt Lake City, UT 84145-0433. Security holders also may read and copy any reports, statements and other information filed by Questar with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the solicitation
Dominion, Questar and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Dominion’s directors and executive officers is available in Dominion’s proxy statement filed with the SEC on March 23, 2015, in connection with its 2015 annual meeting of stockholders, and information regarding Questar’s directors and executive officers is available in Questar’s proxy statement filed with the SEC on April 17, 2015, in connection with its 2015 annual meeting of shareholders. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement and other relevant materials filed with the SEC.